SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a or 15d-16 of

the Securities Exchange Act of 1934

Press Release issued on August 12, 2003

EuroTel Bratislava, a.s.

(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorská 100/A

831 03 Bratislava

Slovak Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

EUROTEL BRATISLAVA REPORTS STRONG REVENUE GROWTH

DURING SECOND QUARTER 2003

•	Mobile service revenues increased 25% to Sk2.4 billion in second quarter 2003
•	EBITDA margin went up to 40.8%, compared to 36.8% in second quarter 2002
•	EBITDA increased 35% in second quarter 2003 to Sk1.1 billion
•	Strong net income of Sk308 million in second quarter 2003 compared to Sk54 million in second quarter 2002
•	1,370,993 mobile customers at the end of second quarter 2003, an 18% increase over second quarter 2002

Slovakia, Bratislava, August 12, 2003 – EuroTel Bratislava a.s. (“EuroTel,” the “Company,” or “we”), a leading telecommunications company in the Slovak Republic, today announced record earnings before interest, taxes, depreciation and amortization (EBITDA) of Sk1,086 million (Euro 26.01 million) for the quarter ended June 30, 2003. This number represented a 34.7% improvement over EBITDA of Sk806 million (Euro 18.21 million) during the second quarter 2002. The Company’s EBITDA margin (EBITDA divided by total revenues) came out to 40.8% in the second quarter of 2003, as compared to 36.8% in the same period of 2002. EuroTel reported EBITDA of Sk2,160 million (Euro 51.81 million) for the first six months of 2003, a 54.5% improvement over EBITDA of Sk1,398 million (Euro 31.61 million) for the same period of 2002. The Company’s EBITDA margin came out to 42.0% in first half of 2003, as compared to 32.7% in first half of 2002.

EuroTel also announced that it ended the second quarter of 2003 with 1,370,993 customers, an 18% increase compared to the customer count at June 30, 2002.

Net customer additions amounted to 58,423 in the second quarter, a 38% increase over the 42,215 net customer additions in the same period of last year.

EuroTel’s CEO Robert Chvátal said: “Our second quarter results prove that our customer base growth has accelerated as compared to the first three months of this year. We are also very happy with the loyalty of our Postpaid customers which has resulted in lower churn figures in first half of 2003 compared to the same period of 2002. Both of these positive developments are the result of EuroTel’s focus on quality of sales and customer service as well as continuous improvement of network coverage. Recently, we commissioned Slovakia’s first HotSpots, providing fast wireless Internet access to our customers. Innovation remains one of EuroTel’s

1     Unless otherwise noted, all monetary figures are in Slovak Crowns (Sk).

At	June 30, 2003, Euro 1 = Sk41.737. At June 30, 2002, Euro 1 = Sk44.305.
(Source:	National Bank of Slovakia) Euro amounts are presented as convenience translations only.

main advantages and we are committed to developing services that will enable our customers to get more from their life.”

Ivan Bošňák, EuroTel’s Chief Financial Officer, noted: “In the second quarter of 2003, EuroTel continued its strong performance, driven by growth in its customer base and increase in prepaid ARPU. We generated positive free cash flow both in the last three months and the last six months and have witnessed upgrades in our ratings by both Moody’s and Standard & Poor’s.”

Operating Performance

EuroTel’s 24.7% increase in mobile service revenues for the second quarter of 2003 over the same period of 2002 was primarily driven by growth in the number of both postpaid and prepaid customers, as well as by an increase in ARPU.

Postpaid ARPU decreased from Sk1,640 in the second quarter of 2002 to Sk1,624 in the same period of 2003. However, prepaid ARPU increased from Sk217 to Sk262 during the same period. The blended ARPU increased from Sk559 to Sk598 as our marketing initiatives were successful in stimulating increased usage in both voice and SMS traffic per average user.

As of June 30, 2003, the Company had 1,370,993 mobile customers, comprised of 339,216 GSM postpaid customers, 1,029,059 GSM prepaid customers and 2,718 NMT customers. This represents an increase of 17.7% from the 1,165,263 total mobile customers the Company had at June 30, 2002.

Total revenues, including revenues related to mobile equipment and other sales, as well as revenues from managed data network services, increased by 21.7% to Sk2,664 million in the second quarter of 2003. Our cost of sales and services for the second quarter of 2003 increased by 15.8% to Sk1,027 million; primarily as a result of the 22.2% growth in mobile equipment costs and other cost of sales driven by our focus on acquiring new postpaid customers.

Second quarter 2003 gross profit increased by 25.7% to Sk1,637 million. Gross profit margin for the period increased to 61.4%; up from 59.5% in the second quarter of 2002. This increase in gross profit margin was mainly due to higher revenues from mobile services as a result of the increased customer base and the decrease in international interconnection rates. Prepaid acquisition costs per added customer declined to Sk312 from Sk578. Postpaid acquisition cost per added customer increased to Sk4,212 from Sk4,123 over the same period.

For the six months ended June 30, 2003, revenues increased by 20.1% to Sk5.1 billion and cost of sales increased by 2.0% to Sk1.9 billion. Gross profit increased by 34.7% to Sk3.2 billion in the same period. Gross margin increased to 62.1%, up from 55.4% in the first half of 2002, as a result of lower acquisition costs and lower international interconnection rates.

The Company reported an operating profit of Sk626 million for the second quarter of 2003, compared with an operating profit of Sk417 million for the same period of the previous year. The increase in operating profit was primarily due to accelerating growth in revenue as well as efficiencies achieved in the area of operating expenses.

The Company incurred finance costs of Sk199 million compared to Sk328 million in the second quarter of 2002. This decrease in finance costs was primarily due to lower foreign exchange losses. The lower foreign exchange losses in the second quarter of 2003 over second quarter

2002 are the result of the appreciation of the Slovak Crown against the Euro, which is the currency in which all our borrowings are denominated.

On October 23, 2002, November 27, 2002, February 5, 2003 and February 7, 2003 respectively, EuroTel entered into four Euro/Sk cross-currency interest rate swaps to hedge its exposure to the Euro/Sk exchange rate risk in connection with the March 30, 2003, September 30, 2003 and March 30, 2004 interest payments to the holders of its Euro-denominated Senior Guaranteed Notes due 2007. The interest expense on borrowings in the first six months of 2003 increased due to the higher hedged exchange rate used, which were the result of these cross-currency interest rate swaps aimed at hedging 100% of our exposure to Euro/Sk exchange rate risk in connection with the aforementioned interest payments.

EuroTel recorded a net income of Sk308 million in the second quarter of 2003 as compared to a net income of Sk54 million in the second quarter of 2002. For the six months ended June 30, 2003, EuroTel experienced a net profit of Sk665 million, as compared to a net profit of Sk127 million for the six months of 2002.

Financial Condition

Debt. Gross debt as of June 30, 2003 totaled Sk6.7 billion (Euro 1601 million) and consisted solely of our Euro-denominated Senior Guaranteed Notes due 2007.

On March 23, 2000, the Company’s financing subsidiary, Slovak Wireless Finance Company B.V., issued seven-year Senior Guaranteed Notes at a coupon rate of 11.25% for total gross proceeds of Euro 175 million. Euro 90.5 million of the proceeds were used to pay down then-existing bank debt. The remaining net proceeds were, and currently continue to be, used to fund network expansions, customer acquisitions, costs relating to our UMTS license and general corporate purposes.

In April 2001, the Company finalized an increase in ordinary share capital by capitalizing all outstanding shareholder loans and accrued interest then outstanding in an aggregate value of Sk3,059 million.

During the second half of 2001, EuroTel repurchased Euro 15 million of the Senior Guaranteed Notes in a series of open-market transactions for a total net consideration of Sk687 million. As a result, EuroTel’s gross debt decreased to Euro 160 million as of October 31, 2001.

Capital Expenditures. EuroTel invested Sk668 million in property, plant and equipment in the second quarter of 2003, up from Sk492 million in the same period of the previous year. The increase primarily reflects the cost of expansion of our mobile service coverage in selected locations as well as the capacity added to better serve our growing customer base.

Liquidity. During the second quarter of 2003, the Company funded its operations, capital expenditures and handset purchases with internally generated cash flow as well as a portion of the proceeds from its March 2000 bond offering. Cash on hand at the end of the quarter was Sk1,495 million. Short term investments were maintained at Sk1,850 million. In the second quarter of 2003, the Company generated positive free cash flow (net cash from operating activities and from the disposal of property and equipment; less capital expenditure) of Sk508 million as compared to free cash flow of Sk421 million in the same period of the previous year. This was mainly attributable to the accelerating growth in revenue and to positive developments in working capital management.

Other Developments

HotSpot. On May 29, 2003 EuroTel commenced the operation of fast mobile data transmission by opening its first HotSpots. This service, pioneered in Slovakia by EuroTel, is based on Wi-Fi technology.

Internet recharge. Since May 2003, our Prepaid customers can recharge their Prepaid EASY cards on the Internet at the
www.e-zones.sk portal.

Standard & Poor’s Rating upgrade. On May 15, 2003 Standard & Poor’s Ratings Services raised EuroTel’s long-term corporate credit rating from ‘B+’ to ‘BB-’, reflecting the improvements in the company’s operational and financial performance.

Moody’s Rating upgrade. On May 28, 2003 Moody’s upgraded its ratings on EuroTel from ‘B1’ to ‘Ba2’, reflecting the Company’s substantial financial and operational progress.

Operating Highlights

	Second Quarter
	2003	2002	% Change
Total Mobile Customers	1,370,993	1,165,263	17.7%
Net Mobile Customer Additions	58,423	42,215	38.4%
Average Monthly Churn	1.60%	1.50%	6.7%
Average Monthly billable Minutes of Use (MoU) per Customer	85	81	4.9%
Monthly ARPU	Sk598	Sk559	7.0%
Ending Number of Employees*	1,188	1,115	6.5%

Slovak Crowns (in millions)	Second Quarter
	2003	2002	% Change
Revenues	2,664	2,189	21.7%
Gross Margin	1,637	1,302	25.7%
EBITDA	1,086	806	34.7%
Operating Profit	626	417	50.1%
Net Income	308	54	470.4%

*	Includes both full-time and temporary employees expressed as number of full-time equivalent employees, based on a 40 hour work week.

For more information, contact:

Ivan Bošňák	Can Önen
Chief Financial Officer	Investor Relations
+421-2-4955-5114	+1-212-983-1702 x212
bosnaki@eurotel.sk	investor_relations@eurotel.sk

Or consult our web page at: http://www.eurotel.sk

EuroTel (http://www.eurotel.sk) is a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications services and managed data network services. As of June 30, 2003, the Company’s GSM and NMT mobile networks covered approximately 97% of the Slovak Republic’s 5.4 million population. EuroTel is owned 51% by Slovak Telecom (http://www.telecom.sk), a subsidiary of Deutsche Telekom AG (Frankfurt, amtlicher Handel: DTE / NYSE: DT; http://www.telekom.de), and 49% by Atlantic West B.V., a joint venture between subsidiaries of Verizon Communications (NYSE: VZ; http://www.verizon.com) and AT&T Wireless Services, Inc. (NYSE: AWE; http://www.attws.com).

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in the business environment in Slovakia, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. and economic downturns; the effect of changes in the regulatory environment in Slovakia; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain the financing necessary to pursue business opportunities; and our ability to adapt to rapid technological changes and significant competition. Readers are cautioned not to place undue reliance on the aforementioned forward-looking statements, which speak only as of the date hereof and EuroTel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events

For the purposes of Regulation G, the information submitted to the SEC on this Form 6-K shall be deemed as issued by the Company contemporaneously outside and inside the United States and not specifically targeted at persons located in the United States.

Attached are Selected Unaudited Consolidated Financial Information and Condensed Unaudited Consolidated Balance Sheets of EuroTel for the three and six months ended June 30, 2003 and 2002, prepared in accordance with International Financial Reporting Standards, including International Accounting Standards and interpretations issued by the International Accounting Standards Board.

EUROTEL SELECTED UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

COMPARISON OF SECOND QUARTER 2003 WITH SECOND QUARTER 2002

(in thousands of Slovak Crowns)

Statement of Operations Data	2Q03		2Q02		% Change

Revenues
Mobile service revenues	2,399,681		1,923,981		24.7%
Mobile equipment and other sales	141,413		147,462		(4.1)%
Managed data network service revenues	122,825		117,778		4.3%

Total revenues	2,663,919		2,189,221		21.7%

Cost of sales and services
Mobile service cost of sales	620,545		549,700		12.9%
Mobile equipment and other cost of sales	367,185		300,544		22.2%
Managed data network service cost of sales	39,670		37,356		6.2%

Total cost of sales	1,027,400		887,600		15.8%

Gross profit	1,636,519	61.4%	1,301,621	59.5%	25.7%

Operating expenses
Advertising, marketing and sales expense	125,674		103,048		22.0%
Depreciation and amortization	460,541		388,760		18.5%
Other operating expenses	424,470		393,070		8.0%

Operating profit	625,834		416,743		50.2%
Finance costs	199,277		327,759		(39.2)%
Taxes	118,919		34,920		240.5%

Net income	307,638		54,064		469.0%

EBITDA*	1,086,375		805,503		34.9%
EBITDA margin**	40.8%		36.8%		10.9%
SG&A as a % of revenue	20.7%		22.7%		(8.8)%

*	EBITDA—earnings (operating profit) before interest (finance costs), taxes, depreciation and amortization,
**	EBITDA margin—EBITDA divided by total revenues

EUROTEL SELECTED UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

COMPARISON OF SECOND QUARTER 2003 WITH FIRST QUARTER 2003

(in thousands of Slovak Crowns)

Statement of Operations Data	2Q03		1Q03		% Change

Revenues
Mobile service revenues	2,399,681		2,202,565		8.9%
Mobile equipment and other sales	141,413		149,814		(5.6)%
Managed data network service revenues	122,825		122,145		0.6%

Total revenues	2,663,919		2,474,524		7.7%

Cost of sales and services
Mobile service cost of sales	620,545		565,001		9.8%
Mobile equipment and other cost of sales	367,185		315,418		16.4%
Managed data network service cost of sales	39,670		39,254		1.1%

Total cost of sales	1,027,400		919,673		11.7%

Gross profit	1,636,519	61.4%	1,554,851	62.8%	5.3%

Operating expenses
Advertising, marketing and sales expense	125,674		134,682		(6.7)%
Depreciation and amortization	460,541		440,481		4.6%
Other operating expenses	424,470		346,627		22.5%

Operating profit	625,834		633,061		(1.1)%
Finance costs	199,277		152,826		30.4%
Taxes	118,919		122,678		(3.1)%

Net income	307,638		357,557		(14.0)%

EBITDA*	1,086,375		1,073,542		1.2%
EBITDA margin**	40.8%		43.4%		(6.0)%
SG&A as a % of revenue	20.7%		19.5%		6.2%

*	EBITDA—earnings (operating profit) before interest (finance costs), taxes, depreciation and amortization,
**	EBITDA margin—EBITDA divided by total revenues

EUROTEL SELECTED UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

COMPARISON OF SIX MONTHS ENDED JUNE 30, 2003

WITH SIX MONTHS ENDED JUNE 30, 2002

(in thousands of Slovak Crowns)

Statement of Operations Data	June 30, 2003		June 30, 2002		% Change

Revenues
Mobile service revenues	4,602,246		3,684,524		24.9%
Mobile equipment and other sales	291,227		360,341		(19.2)%
Managed data network service revenues	244,970		232,183		5.5%

Total revenues	5,138,443		4,277,048		20.1%

Cost of sales and services
Mobile service cost of sales	1,185,546		1,038,939		14.1%
Mobile equipment and other cost of sales	682,603		796,124		(14.3)%
Managed data network service cost of sales	78,924		73,061		8.0%

Total cost of sales	1,947,073		1,908,124		2.0%

Gross profit	3,191,370	62.1%	2,368,924	55.4%	34.7%

Operating expenses
Advertising, marketing and sales expense	260,356		205,375		26.8%
Depreciation and amortization	901,022		795,521		13.3%
Other operating expenses	771,097		765,792		0.7%

Operating profit	1,258,895		602,236		109.0%
Finance costs	352,103		422,985		(16.8)%
Taxes	241,597		52,256		362.3%

Net income	665,195		126,995		423.8%

EBITDA*	2,159,917		1,397,757		54.5%
EBITDA margin**	42.0%		32.7%		28.4%
SG&A as a % of revenue	20.1%		22.7%		(11.5)%

*	EBITDA—earnings (operating profit) before interest (finance costs), taxes, depreciation and amortization,
**	EBITDA margin—EBITDA divided by total revenues

EUROTEL CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEET

COMPARISON OF SECOND QUARTER 2003 WITH SECOND QUARTER 2002

(in thousands of Slovak Crowns)

Assets	2Q03	2Q02	% Change

Non-current assets
Property and equipment	7,146,233	5,591,335	27.8%
Licenses	458,555	640,418	(28.4)%
UMTS license prepayment	1,510,506	—	—
Deferred expenses and other long term assets	113,899	23,173	391.5%

	9,229,193	6,254,926	47.6%

Current assets
Inventories	130,137	153,947	(15.5)%
Receivables, prepayments and deferred expenses	1,291,671	1,258,802	2.6%
Current investments	1,849,976	3,157,428	(41.4)%
Cash and cash equivalents	1,494,767	1,599,458	(6.5)%

	4,766,551	6,169,635	(22.7)%

Total assets	13,995,744	12,424,561	12.6%

Liabilities and equity

Shareholders’ equity
Share capital	3,734,735	3,734,735	—
Retained earnings and other reserves / (accumulated deficit)	1,095,961	(21,293)	(5247.0)%

	4,830,696	3,713,442	30.1%

Non-current liabilities
Long term notes	6,474,270	6,844,096	(5.4)%
Deferred revenues and other liabilities	109,900	23,173	374.3%
Deferred tax liability	346,384	73,889	368.8%

	6,930,554	6,941,158	(0.2)%

Current liabilities
Trade, other payables and deferred revenues	1,845,933	1,524,848	21.1%
Accrued interest – long term notes	191,989	198,888	(3.5)%
Income tax payable	140,409	18,996	639.2%
Provisions	56,163	27,229	106.3%

	2,234,494	1,769,961	26.2%

Total liabilities and equity	13,995,744	12,424,561	12.6%

EUROTEL CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEET

COMPARISON OF SECOND QUARTER 2003 WITH FIRST QUARTER 2003

(in thousands of Slovak Crowns)

Assets	2Q03	1Q03	% Change

Non-current assets
Property and equipment	7,146,233	6,616,708	8.0%
Licenses	458,555	476,020	(3.7)%
UMTS license prepayment	1,510,506	1,510,506	—
Deferred expenses and other long term assets	113,899	119,773	(4.9)%

	9,229,193	8,723,007	5.8%

Current assets
Inventories	130,137	236,855	(45.1)%
Receivables, prepayments and deferred expenses	1,291,671	1,194,820	8.1%
Current investments	1,849,976	1,843,555	0.3%
Cash and cash equivalents	1,494,767	979,881	52.5%

	4,766,551	4,255,111	12.0%

Total assets	13,995,744	12,978,118	7.8%

Liabilities and equity

Shareholders’ equity
Share capital	3,734,735	3,734,735	—
Retained earnings and other reserves	1,095,961	783,706	39.8%

	4,830,696	4,518,441	6.9%

Non-current liabilities
Long term notes	6,474,270	6,413,327	1.0%
Deferred revenues and other liabilities	109,900	115,556	(4.9)%
Deferred tax liability	346,384	318,822	8.6%

	6,930,554	6,847,705	1.2%

Current liabilities
Trade, other payables and deferred revenues	1,845,933	1,506,639	22.5%
Accrued interest – long term notes	191,989	4,142	4535.2%
Income tax payable	140,409	45,230	210.4%
Provisions	56,163	55,961	0.4%

	2,234,494	1,611,972	38.6%

Total liabilities and equity	13,995,744	12,978,118	7.8%

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EuroTel Bratislava, a.s.

Date: August 13, 2003
By: /S/ ROBERT CHVÁTAL

Robert Chvátal
Chief Executive Officer

By: /S/ IVAN BOŠŇÁK

Ivan Bošňák
Chief Financial Officer